

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via E-Mail</u>
Mr. Andrew Clarke
Chief Executive Officer and Principal Accounting and Financial Officer
First Corporation
Maranello, Watch House Green
Felsted, Essex CM6 3EF
United Kingdom

> **Re: First Corporation**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed January 7, 2013**
> **Form 10-Q for the Quarter Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-52724**

Dear Mr. Clarke:

We issued comments to you on the above captioned filings on October 29, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 14, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief